ARKEMA

RECEIVED

2008 AUG 11 A 7:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Colombes ,August 5th,2008

[redacted]

08004158

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
AUG 12 2008
THOMSON REUTERS

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Arkema acquires American gas odorant specialist Odor-Tech

- Shares and voting rights monthly statements as of 31 July 2008

ARKEMA

The world is our inspiration

RECEIVED

2008 AUG 11 A 7:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release
Communiqué de presse

Colombes, July 24th 2008

Arkema acquires American gas odorant specialist Odor-Tech

Arkema, the world leader in the odorization of natural gas and liquefied petroleum gas (LPG), announces the acquisition of Odor-Tech Inc. which specializes in the production, storage and marketing of odorant blends for the gas market. The contribution from this activity, which reported sales approaching $ 8M in 2007, will bolster Arkema's position in the NorthAmerican odorants market.

" The acquisition of Odor-Tech Inc. will enable us to significantly boost our position in North-America, the world's leading market for gas odorants. With a region-wide presence and quality technical support to gas distributors, Odor-Tech Inc. aptly complements our existing business, which centers on major distributors ", Arnaud d'Aramon, Managing Director of Arkema's Thiochemicals Business Unit, is pleased to announce.

Natural gas and LPG are inherently odorless. Odorization is key to the safety of distribution networks.

Arkema has production sites in France (Lacq), the Netherlands (Rotterdam) and the United States (Beaumont / Texas), and offers a comprehensive range of products and related services designed to deliver reliable gas odorization. Arkema markets odorant blends under the trademarks Spotleak® for natural gas and Vigileak® for liquefied petroleum gas.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reported sales of 5.7 billion euros in 2007. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Gilles Galinier	Tel. : +33 1 49 00 70 07	E-mail : gilles.galinier@arkema.com

ARKEMA

The world is our inspiration

REGULATED INFORMATION

INFORMATION RÉGLEMENTÉE

Colombes, le 5 Août 2008

Déclaration relative au nombre total de droits de vote et d'actions prévue par l'article L.233-8 II du Code de commerce et l'article 223-16 du règlement général de l'Autorité des Marchés Financiers

A la date du	Nombre d'actions composant le capital	Nombre théorique des droits de vote (y compris actions auto-détenues)	Nombre réel de droits de vote (déduction faite des actions auto-détenues)
31 juillet 2008	61 213 390	64 963 339	64 550 509

Statement about the number of shares and voting rights in compliance with the article L.233-8 II of the French commercial code and the article 223-16 of the Financial Markets Authority (AMF-Autorité des Marchés Financiers)

Date	Total number of shares	Total number of Voting Right (including shares held by the Company)	Total number of Voting Right (excluding shares held by the Company)
July 31, 2008	61 213 390	64 963 339	64 550 509

END